April 25, 2019

Glen A. Messina
President and Chief Executive Officer
Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

       Re: Ocwen Financial Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-13219

Dear Mr. Messina:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services